Exhibit 99.1

Nationwide Service Provider in India Selects DragonWave Solution for LTE Network

Major orders received for several thousand links and related services

Ottawa, Canada May 28, 2014 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced the finalization of a frame agreement today with a nationwide Service Provider in India.  First purchase orders for several thousand links have now been received to provide microwave products and related services to this customer.  DragonWave will provide several thousand turnkey Horizon Compact+ links in support of the Indian operator’s plan to roll out extensive, nationwide 4G/LTE networks.  The deployment will also include services to be delivered by DragonWave’s Indian joint venture, DragonWave HFCL.

The customer extensively tested DragonWave’s Horizon Compact+ and determined that it was an excellent fit to build a high capacity backbone to support a leading 4G network.  Horizon Compact+ uniquely offers a combination of 2048 QAM modulation, together with the industry’s only bandwidth accelerator bulk compression capability, to deliver unsurpassed spectral efficiency.

“We are delighted that DragonWave products have been selected by this major carrier. This selection demonstrates DragonWave’s product leadership.  This is also DragonWave HFCL’s first major services win in India, showing our deployment capabilities have matured,” said Ram Raghavan, DragonWave HFCL CEO.

“We believe that the Horizon Compact+ radio brings considerable value in India where backhaul spectrum is both limited and expensive. We look forward to delivering un-paralleled spectral efficiency in our customer’s network,” said Peter Allen, DragonWave’s President and CEO. “These orders underpin and reinforce the momentum we discussed on our recent earnings conference call.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities, and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry, changes to our customer’s plans, and the ability of our supply chain to scale to meet demand. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext. 2424	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024